January 13, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Jennie Beysolow
Donald Field
Suying Li
Lyn Shenk

Re:	MSGE Spinco, Inc.
Form 10-12B
Filed October 26, 2022
CIK No. 0001952073

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated November 23, 2022, concerning the confidential draft Registration Statement on Form 10 (the “Form 10”) of MSGE Spinco, Inc. (“the Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to Form 10 as filed on October 26, 2022 and page references in the responses refer to page numbers in the copy of the Information Statement (the “Information Statement”) filed as Exhibit 99.1 to Amendment No. 1 to the Form 10, as filed on January 13, 2023. All dollar amounts throughout the letter are in thousands unless specifically stated otherwise.

For the information of the Staff, we note that since the initial confidential submission, the board of directors of Madison Square Garden Entertainment Corp. (“MSGE”) has approved a revised plan for the proposed separation of the Company from MSGE’s existing businesses. As disclosed in the Form 10, the Company was exploring a potential spin-off of the traditional live entertainment and MSG Networks businesses from the MSG Sphere and Tao Group Hospitality businesses. After further evaluation, MSGE is now exploring the separation of only its live entertainment business from the rest of its businesses, including MSG Networks. The Information Statement has been amended to reflect the updated transaction structure and contemplated business of the Company.

Preliminary Information Statement

Cover Pages

1.

Please revise the Information Statement cover page to disclose that you will be a controlled company. Please disclose the percentage of voting power to be held by the Dolan Family Group following the Distribution and, if true, that this stockholder group will have the ability to determine all matters requiring approval by stockholders.

Company Response: In response to the Staff’s comment, the Company has added the requested disclosure to the cover page of the Information Statement.

2.

Please revise the Information Statement cover page to more clearly detail the company’s dual-class voting structure. Disclose the voting power difference between the two classes of shares, quantify the voting power that the Class B Common Stock will have after the Distribution due to the disparate voting rights attached to the two classes of shares and identify the holder or holders of such shares.

Company Response: In response to the Staff’s comment, the Company has added the requested disclosure to the cover page of the Information Statement.

Summary

Company Information, page 5

3.

Please include a graphic depiction and brief narrative of the company’s corporate structure after the Distribution that includes the ownership and voting control of MSGE Spinco, Inc. Please include the ownership and voting percentages of the public versus the Dolan Family Group.

Company Response: In response to the Staff’s comment, the Company has added the requested graphic depiction and brief narrative to the Summary on pages 5-6 of the Information Statement.

Securities to be Distributed, page 8

4.

We note your disclosure that MSG Entertainment will retain approximately 33% of your common stock immediately following the Distribution. Please revise to clarify if those shares of common stock will be Class A or Class B shares. Please revise the Information Statement throughout accordingly.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in the Summary on page 10 and throughout the Information Statement to clarify that the retained shares will be Class A shares.

Questions and Answers About the Distribution, page 14

5.

Please revise to add a question and answer regarding the company’s duel-class structure including the ownership and voting control of the company after the Distribution. In this regard, we note that the company will be a controlled company after the Distribution controlled by the Dolan Family Group. Please revise to discuss the implications of these disparate voting rights and voting control after the Distribution to include its effect on public stockholders of the Class A Common Stock.

Company Response: In response to the Staff’s comment, the Company has added disclosure to the Summary on page 18 of the Information Statement to add a question and answer regarding the Company’s dual-class structure, including the ownership and voting control of the Company after the Distribution.

General Risk Factors, page 20

6.

We note your disclosure here and throughout the Information Statement regarding the impact of the COVID-19 Pandemic on your Business. Please revise, to the extent practicable, to quantify the material impacts COVID-19 has had on the company’s business and operations. Please include enough detail so that shareholders can appreciate the discussed risk. In addition, given your statement on page 71 that [i]n response to COVID-19, measures have been taken to ensure that health and safety protocols are in place and enforced throughout our offices and our venues, to the extent applicable, discuss how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Please make conforming changes throughout the document.

Company Response: In response to the Staff’s comment, the Company has added disclosure under “Risk Factors—General Risk Factors—Our Operations and Operating Results Have Been, and May in the Future be, Materially Impacted by the COVID-19 Pandemic and Actions Taken in Response by Governmental Authorities and Certain Professional Sports Leagues” on page 24 of the Information Statement to quantify the material impacts COVID-19 has had on the Company’s business and operations and under “Business—Impact of the COVID-19 Pandemic on Our Business” on pages 51-52 of the Information Statement (and throughout the Information Statement) to discuss how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties.

Risk Factors, page 20

7.

Please revise to add a risk factor to discuss the potential consequences to public stockholders if the MSG Entertainment board of directors decides to cancel the Distribution or otherwise materially amend the terms of the Distribution.

Company Response: In response to the Staff’s comment, the Company has added a risk factor captioned “Risk Factors—Risks Related to the Spin-Off Transaction—The Distribution is Subject to Various Risks and Uncertainties and May Not Be Completed in Accordance With the Expected Plans or Anticipated Timeline, or At All, and Will Involve Significant Time and Expense, Which Could Disrupt or Adversely Affect Our Business” has been added on pages 36-37 of the Information Statement to discuss the potential consequences to public stockholders if the Board decides to cancel the Distribution or otherwise materially amend the terms of the Distribution.

We Have Substantial Indebtedness and Are Highly Leveraged, Which Could Adversely Affect Our Business, page 34

8.	Please revise to quantify your outstanding indebtedness and your current debt service obligations.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure under “Risk Factors—Risks Related to Indebtedness and Financial Condition—We Have Substantial Indebtedness and Are Highly Leveraged, Which Could Adversely Affect Our Business” on pages 31-32 of the Information Statement to quantify the Company’s outstanding indebtedness and current debt service obligations.

The Distribution

Results of the Distribution, page 48

9.

Please revise to expand your disclosure and name the agreements you have, or will, entered into with MSG Entertainment and MSG Sports in connection with the Distribution. In addition, if not already provided, please file these agreements as exhibits or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has added disclosure under “The Distribution—Results of the Distribution” on pages 45-46 of the Information Statement to identify the agreements that the Company has or will enter into with MSG Entertainment and MSG Sports in connection with the Distribution. The Company acknowledges that it must file all material contracts required to be filed by Item 601(b)(10) of Regulation S-K. The Company plans to include all such material contracts on the exhibit list and to file such agreements in future Form 10 amendments. The Company recognizes that all required exhibits must be filed sufficiently in advance of the planned effectiveness of the Form 10 to afford the Staff adequate time to complete its review.

Business

General, page 54

10.

We note that the company’s business will include two segments, Entertainment and MSG Networks. To the extent possible, please quantify the percentage of revenue and loss that each contributes to the company for the periods included in this Information Statement.

Company Response: In response to the Staff’s comment, the Company respectfully notes that, as described above, the structure of the proposed spin-off transaction has been revised and the Company is no longer expected to include MSGE’s MSG Networks business. The Company’s business will operate as a single reportable segment representing its live entertainment business.

Adjusted operating income (loss) (“AOI”), page 89

11.

Please tell us your calculation of the non-GAAP adjustment for non-cash portion of arena license fees from MSG Sports in fiscal years 2022 and 2021. Please also tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company Response: In response to the Staff’s comment regarding the calculation of the non-cash portion of arena license fees from MSG Sports, we respectfully provide the following information for the supplemental information of the Staff:

The arena license agreements (the “Arena License Agreements”) with Madison Square Garden Sports Corp. (“MSGS”) include fees charged to MSGS for the use of The Madison Square Garden Arena (the “Arena”) by the Knicks and Rangers (the “Teams”) and include the terms outlining the fees paid by each Team to the Company during such use as well as the services to be provided by the Arena during the Teams’ periods of use and any revenue sharing provisions related to these services. The Arena License Agreements were executed in April 2020, have 35-year terms and stipulate an initial annual license fee in the first year, which then increases by 3% in each subsequent year. The Arena License Agreements were deemed to contain an operating lease under Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 842, Leases (“ASC 842”) (with the Company as a lessor), which requires income from the lease component to be recognized on a straight-line basis, including the 3% fixed annual increase, over the 35-year term. The non-cash portion of Arena license fees from MSGS consist of the difference between the straight-line lease income recognized under ASC 842 for the respective year and the cash received throughout the year in twelve equal installments.

In response to the Staff’s comment, the Company has included a footnote appearing below the AOI reconciliation table on page 84 of the Information Statement that describes this adjustment as follows:

•

“This adjustment represents the non-cash portion of operating lease revenue related to the Company’s Arena License Agreements with MSG Sports. Pursuant to GAAP, recognition of operating lease revenue is recorded on a straight-line basis over the term of the agreement based upon the value of total future payments under the arrangement. As a result, operating lease revenue is comprised of a contractual cash component plus or minus a non-cash component for each period presented. Operating income on a GAAP basis includes lease income of (i) $40,319 and $8,319 collected in cash for Fiscal Years 2022 and 2021, respectively, and (ii) a non-cash portion of $27,754 and $13,026 for Fiscal Years 2022 and 2021, respectively.”

A similar disclosure comparing the balances for Fiscal Years 2021 and 2020, respectively, was included below the AOI reconciliation table on page 88 of the Information Statement.

The Company has considered the guidance denoted in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DI”), SEC Regulation S-K Item 10(e), and Regulation G, and respectfully advises the Staff that it believes that this adjustment is not inconsistent with the non-GAAP disclosure framework for the reasons discussed herein. The Company believes that the inclusion in AOI of an adjustment for non-cash operating lease revenue assists management, investors, and analysts in assessing the performance of the Company in a manner consistent with the contractual arrangement in place with MSGS. The Company respectfully advises the Staff that, for the reasons described in more detail below, it believes that supplementally presenting the non-cash portion of operating lease revenue as an adjustment to AOI is useful to investors in evaluating the Company’s performance on a period-to-period basis.

As noted above, the Company is the lessor in 35-year Arena License Agreements with MSGS. These agreements contain an escalation clause that results in higher cash operating lease revenue in the later periods of the term as opposed to at inception; however, the associated income is recognized in the Company’s statements of operations based on a straight-line calculation over the life of the agreements. Accordingly, adjustments for non-cash operating lease revenue decrease AOI in the earlier years of these agreements. In the later years of these agreements, the trend reverses, and cash operating lease revenue will exceed straight-line operating lease revenue. Management will present this adjustment consistently for all periods regardless of whether it is beneficial to AOI or not, which we believe complies with C&DI Question 100.02.

The long-term nature of the Arena License Agreements creates a material item for investors to understand when relying upon the Company’s financial statements. Management has historically used AOI, inclusive of the adjustment related to the non-cash portion of Arena license fees, when assessing the Company’s performance. Therefore, if the Company does not apply an adjustment to reflect the non-cash component of operating lease revenue, investors could be left with a suboptimal picture of the business’ ability to generate income in excess of cash operating costs. Although the straight-line recognition under ASC 842 reduces variability in the amount of operating lease revenue over the term of the Arena License Agreements, the Company understands that investors focus on the Company’s actual economic operating lease revenue over a shorter period of time, such as one or more reporting periods as an incremental data point to the presentation required by ASC 842.

The Company believes that AOI, which is a measure of the Company’s ongoing core operating performance, supplements the investors’ understanding of its operating performance by excluding the non-cash portion of operating lease revenue, which is not indicative of the Company’s actual operating lease revenue structure as it exists over such reporting period being evaluated by investors. The Company believes that the inclusion in the AOI calculation of the amount and direction of the adjustment for the non-cash portion of operating lease revenue in each period will not be used in isolation by investors, but rather will supplement the Company’s financial statement disclosures and management’s discussion and analysis of financial condition and results of operations.

Finally, the Company believes that providing this incremental disclosure will also be helpful to investors in future years, as when the adjustment to AOI turns neutral or positive, investors will have a more complete understanding of the inflationary impact associated with contractual increases in operating lease revenue. This supplemental information will enhance investors’ ability to evaluate the Company’s recognition of revenue in an amount that may be less than its actual cash received.

While management notes that the long-term nature of these agreements creates a noteworthy and important data point for the relevance of the above-described adjustment, the Company also considered several other relevant pieces of guidance which we believe support the presentation in the Company’s AOI reconciliation. Please refer to the below list for further details:

•

Management respectfully notes that the credit agreement for MSG National Properties LLC, a subsidiary of the Company, requires exclusion of the non-cash portion of Arena license fees adjustment in its calculation of AOI to evaluate covenant compliance. Management considered the guidance of C&DI Question 102.09 in evaluating the presentation of this adjustment. Management notes that non-compliance with the provisions of its debt covenants under this agreement would result in an event of default. Management considered the guidance of C&DI Question 102.09 in evaluating the presentation of this adjustment and believes that this adjustment is material to an understanding of the Company’s ability to comply with the covenants of its debt agreements.

•

As disclosed in the Compensation Discussion & Analysis section of the Company’s Form 10, the senior management of the company is compensated based upon a ratio that includes, and weights materially, AOI performance (inclusive of the adjustment related to the non-cash portion of Arena license fees) of the Company on a consolidated and business unit basis and will be disclosed in the Company’s future proxy statements. Management considered the guidance of SEC Regulation S-K Item 402, Instruction 5 when evaluating the non-cash portion of Arena license fees adjustment.

•

“Disclosure of target levels that are non-GAAP financial measures will not be subject to Regulation G and Item 10(e) of Regulation S-K; however, disclosure must be provided as to how the number is calculated from the registrant’s audited financial statements.”

In response to the Staff’s comment, the Company has expanded its disclosure in the introduction paragraph of its AOI measures on pages 82-83 of the Information Statement to supplementally discuss the above facts.

12.

Please disclose the nature of the adjustment for other purchase accounting and explain why you believe the impact of purchase accounting adjustments related to business acquisitions should be excluded from the adjusted operating income calculation.

Company Response: In response to the Staff’s comment, the Company respectfully notes that the other purchase accounting adjustment to adjusted operating income is not applicable for the current transaction structure.

Business Segment Results

Entertainment

Restructuring charges, page 102

13.	Please revise to include a brief description of the cost savings initiatives which you state were implemented in order to streamline operations and preserve liquidity.

Company Response: In response to the Staff’s comment, the Company has updated the disclosure under “restructuring charges” on pages 81 and 87 of the Information Statement to clarify that the cost savings initiatives included under restructuring charges for the relevant periods are all related to labor costs. In addition, the Company has also enhanced the disclosure in the Risk Factors section on page 24 of the Information Statement to add a brief description of the cost savings initiatives that were implemented in order to streamline operations and preserve liquidity as a result of the impacts of the COVID-19 pandemic. Since this description of cost savings initiatives included non-labor cost savings initiatives that are not “restructuring charges” under U.S. GAAP we deemed it more appropriate to add those examples in the Risk Factors section.

Corporate Governance and Management

Our Directors, page 116

14.

Please revise here or in another section to identify the members of your board and management who will also hold positions at related entities, such as MSG Entertainment, MSG Sports and/or AMC Networks.

Company Response: In response to the Staff’s comment, the Company has added disclosure under “Corporate Governance and Management—Our Directors” and “Corporate Governance and Management—Our Executive Officers” on pages 98 and 103 of the Information Statement to identify the directors and executive officers who also hold positions at MSG Entertainment, MSG Sports and/or AMC Networks. The Company plans to supplement this disclosure once additional officers and directors have been determined.

Other Arrangements and Agreements with MSG Sports and/or AMC Networks, page 163

15.

We note the introduction contemplates the sharing and allocation of various costs. Please revise to discuss in greater detail how these costs will be allocated between the related companies. Additionally, we note that the descriptions of the various related-party agreements are overly vague and do not specifically detail revenue sharing percentages, commissions, fees, costs, lump sum payments, dollar amounts involved in the transactions, etc. Please revise each summary to specifically detail the anticipated relationship between these related-parties following the Distribution. All revenue sharing, percentages, commissions, fees, costs, payments, dollar amounts involved between the related-parties should be specifically described and quantified. Refer to Item 404 of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure under “Certain Relationships and Transactions—Other Arrangements and Agreements with MSG Sports and/or AMC Networks” on pages 144-147 of the Information Statement to add the requested disclosure.

Arena License Agreements, page 164

16.

Please revise the third, fourth and fifth paragraphs to specifically quantify all revenue sharing percentages. Additionally, we note from the exhibit index that you intend to redact certain information from these related-party agreements. Please note that all material information to shareholders related to these agreements must be disclosed pursuant to Item 404(a) of Regulation S-K. Consequently, we may have additional comments upon review of any redactions to any related-party agreements including the Arena License Agreements, Sponsorship Sales and Representation Agreements, etc.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure under “Certain Relationships and Transactions—Other Arrangements and Agreements with MSG Sports and/or AMC Networks—Arena License Agreements” on pages 145-146 of the Information Statement to add the requested disclosure. As noted above, the Company acknowledges that it must file all material contracts required to be filed by Item 601(b)(10) of Regulation S-K. The Company plans to include all the material contracts on the exhibit list and to file such agreements in future Form 10 amendments, including the Arena License Agreements and Sponsorship Sales and Representation Agreements. The Company recognizes that all required exhibits must be filed sufficiently in advance of the planned effectiveness of the Form 10 to afford the Staff adequate time to complete its review.

Group Ticket Sales and Service Representation Agreement, page 165

17.	Please revise to specifically quantify the commission to be paid to MSG Sports for any ticket sales

Company Response: In response to the Staff’s comment, the Company has revised the disclosure under “Certain Relationships and Transactions—Other Arrangements and Arrangements with MSG Sports and/or AMC Networks—Group Ticket Sales and Service Representation Agreement” on page 147 of the Information Statement to add the requested disclosure.

Sponsorship Sales and Service Representation Agreements, page 165

18.	Please revise to specifically quantify all commissions and fixed payments under these agreements.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure under “Certain Relationships and Transactions—Other Arrangements and Arrangements with MSG Sports and/or AMC Networks—Sponsorship Sales and Service Representation Agreements” on page 146 of the Information Statement to add the requested disclosure.

Team Sponsorship Allocation Agreement, page 165

19.	Please revise to specifically quantify and discuss in greater detail the revenue split between the two companies and any lump sum payments.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure under “Certain Relationships and Transactions—Other Arrangements and Arrangements with MSG Sports and/or AMC Networks—Team Sponsorship Allocation Agreement” on page 147 of the Information Statement to add the requested disclosure.

Note 1. Description of Business and Basis of Presentation, page F-12

20.

Your disclosure indicates that “transfers of cash both to and from MSG Entertainment are included as components of MSG Entertainment investment on the combined statements of divisional equity”, and “distributions made by MSG Entertainment to the Company or to MSG Entertainment from the Company are recorded as transfers to and from MSG Entertainment, and the net amount is presented on the combined statements of cash flows as Net transfers to/from MSG Entertainment and MSG Entertainment’s subsidiaries.” Please tell us how you presented the Net transfers to/from MSG Entertainment and MSG Entertainment’s subsidiaries in your combined statements of cash flows. Please reconcile the amounts reported as “Change in MSG Entertainment Investment” in your combined statements of cash flows to the amounts reported as “Net decrease in MSG Entertainment Investment” in your combined statements of divisional equity for all fiscal years reported

Company Response: In response to the Staff’s comment regarding transfers to and from MSGE, such balances were reflected in the line item on the combined statements of cash flows entitled “Changes in MSG Entertainment Investment.” To clarify for financial statement users, we respectfully advise the Staff that the captioning on the Combined Statements of Cash Flows has been revised on pages F-7 and F-8 of the Information Statement from “Change in MSG Entertainment Investment” to “Net transfers (to)/from MSG Entertainment and MSG Entertainment’s subsidiaries” to align with the description of this line item in Footnote 1 to the combined financial statements entitled ‘Description of Business and Basis of Presentation’.

Please see the below table for a reconciliation of balances recorded in “Net transfers (to)/from MSG Entertainment and MSG Entertainment’s subsidiaries” on the Combined Statements of Cash Flows to the amounts reported in “Net decrease in MSG Entertainment Investment” in the combined statements of divisional equity (deficit) for the years ended June 30, 2022, 2021, and 2020, respectively:

	June 30,
	2022	2021	2020
Net transfers (to)/from MSG Entertainment and MSG Entertainment’s subsidiaries (per Combined Statements of Cash Flows)	$(399,739)	$(139,345)	$(315,379)
Share-based compensation expense	39,357	40,663	26,110
Tax items impacting divisional equity [1]	244	522	30,412
Net transfers (to)/from MSG Entertainment for Eden [2]	(2,761)	—	—

Net decrease in MSG Entertainment Investment (per Combined Statements of Divisional Equity (Deficit))	$(362,899)	$(98,160)	$(258,857)

(1)	Amounts reflect the impacts of the 2020 Entertainment Distribution, as well as other tax amounts paid on behalf of the Company by MSG Entertainment.
(2)

Eden Insurance Company, Inc, (“Eden”) is a captive insurance subsidiary of the Company. Net transfers (to)/from MSG Entertainment for Eden includes $4.0 million of a non-cash reduction of loan receivable from Eden, as well as $6.8 million of cash transferred from Eden to MSG Entertainment, which is recorded in cash flows from investing activities, as of June 30, 2022. For further details regarding Eden, refer to Note 19 of the Company’s combined financial statements.

Notes to Combined Financial Statements

Note 4. Revenue Recognition, page F-25

21.

We note your narrative disclosure that certain revenues are accounted for under ASC 842. In your tabular disclosure of disaggregation of revenue, please consider including an additional line item (with an additional subtotal, if desired) to include revenue recognized under ASC 842 so that the table reconciles to total revenue on your combined statements of operations.

Company Response: In response to the Staff’s comment, the Company has added the requested disclosure on pages F-24 and F-25 of the Information Statement.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ David F. Byrnes
David F. Byrnes
Executive Vice President and Chief Financial Officer
Madison Square Garden Entertainment Corp.

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP
Courtney M. Zeppetella, Madison Square Garden Entertainment Corp.